Exhibit 107

Calculation of Filing Fee Tables

SC TO-T
(Form Type)

Resonant Inc
(Name of Subject Company – Issuer)

PJ Cosmos Acquisition Company, Inc.
(Offeror)

Murata Electronics North America, Inc.
(Parent of Offeror)

Murata Manufacturing Co. Ltd.
(Other Person)

(Names of Filing Persons — Offeror, Issuer or Other Person)

Table 1: Transaction Valuation

	Transaction Valuation	Fee Rate	Amount of Filing Fee
Fees to Be Paid	307,967,344.86	92.70	28,548.57
Fees Previously Paid			--
Total Transaction Valuation	307,967,344.86
Total Fees Due for Filing			28,548.57
Total Fees Previously Paid
Total Fee Offsets
Net Fee Due			28,548.57

The transaction value is estimated for purposes of calculating the amount of the filing fee only. The transaction value was determined by adding (1) 64,386,782 shares of common stock of Resonant Inc. (“RESN”) to be acquired by Offeror, par value $0.001 per share (the “Shares”), plus 3,926,107 Shares issuable upon the settlement of awards of restricted stock units issued under RESN’s Amended and Restated 2014 Omnibus Incentive Plan, multiplied by the offer price of $4.50 per Share, and (2) 405,322 Shares issuable pursuant to outstanding options, multiplied by $1.38, which is the offer price of $4.50 per Share minus the weighted average exercise price for such options of $3.12 per Share. The calculation of the transaction value is based on information provided by RESN as of February 25, 2022.